























Jonathan Luers

Applications Engineer at Silicon Laboratories

Austin, Texas Area

Message ...

Silicon Laboratories

Trinity University

See contact info

81 connections

Experience

Applications Engineer

Silicon Laboratories

Mar 2010 – Present · 8 yrs 7 mos

Principal Engineer

EMIT Inc

Mar 2002 – Mar 2010 · 8 yrs 1 mo

Advanced System Integration

Senior Engineer

Advanced System Integration

Oct 1998 – Dec 2001 · 3 yrs 3 mos

Eastman Kodak

Eastman Kodak

14 yrs

- **Controls Engineer**
  Apr 1984 – Oct 1998 · 14 yrs 7 mos
- **controls engineer**
  1984 – 1998 · 14 yrs

Education

Trinity University

Trinity University

1980 – 1984

